Exhibit 4.7

EMPLOYMENT AGREEMENT

This Agreement is between Sears Canada inc. (“Sears”) and Steven Goldsmith.

1.	EMPLOYMENT

The effective date of this Agreement and your first day in this position is July 25, 2011 (the “Effective Date”). This offer and the agreement arising from this offer is subject to the approval of the Human Resource and Compensation Committee and the Board of Directors of Sears Canada Inc. In addition, if the requirements of Section 7 are not satisfied before the first day of work, then this Agreement, at Sears’s option, is terminated and if so, the offer of employment contained herein is rescinded.

1.1	You will be employed with Sears on a regular, full-time basis.

1.2	You will initially be employed to work at Sears Toronto location, however, Sears may, at its sole discretion, appoint another work location in the future that is not more than thirty miles from Toronto, Ontario.

1.3	Your position will be EVP, Apparel and Accessories reporting to the President and CEO. A more detailed description of your duties and responsibilities will be discussed with you upon commencement in the role.

1.4	Sears standard workweek is 40 hours. However, you will be required to devote whatever time is necessary to complete the requirements of your position, which may exceed 40 hours per week from time to time, without entitlement to overtime pay.

1.5	You acknowledge and agree that in order for Sears to meet business demands, Sears may in its sole discretion modify, change, reduce or add to your duties and responsibilities from time to time and you agree that any such change in duties will not constitute a breach of this agreement, a dismissal without cause or a constructive dismissal of your employment. In the event your reporting relationship changes such that you no longer report to the President and CEO, then if you notify Sears within 30 days of such change in writing, and Sears does not rectify the reporting relationship, then you may immediately notify Sears in writing that you are electing to have your employment deemed terminated without cause and the applicable provisions of section 4 will apply.

1.6	You agree that no representation or inducement has caused you to leave any previous employment.

2.	COMPENSATION

2.1	Sears will pay you a base salary of $625,000 (CDN) per annum, less deductions required by law, paid monthly via direct deposit. Any salary increases will be administered in accordance with Sears’ policy.

2.2	You are entitled to four (4) weeks of annual vacation time per year. All vacation must be taken annually and where possible, should be taken in periods of one or two weeks at a time as approved in advance by the President and CEO.

2.3	You will be eligible to participate in the Sears Flexible Benefit Plan, under the terms of the plan which may be amended from time to time, commencing on the first of the month following or coincident with your date of hire. A booklet setting out eligibility rules and coverage offered under the plan will be mailed directly to your home.

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2.4	You will be eligible for the Sears Associate Discount Benefit, in accordance with the Associate Discount Policy which may be amended from time to time.

2.5	You may be eligible to participate in the Sears Defined Contribution Pension Plan, in accordance with the terms of the plan which may be amended from time to time. The details and coverage levels will be discussed with you in more detail after the Effective Date.

2.6	You will be eligible to participate in our annual corporate incentive program, under the terms of the program as amended from time to time (the “AIP”). The AIP provides a target incentive opportunity of 75% of your base salary at your pay band (the “Target Incentive Opportunity”). In order to receive payout under the AIP, you must be actively employed on the date of payout. The term “actively employed” does not include any period of reasonable or statutory notice or any period of deemed employment or salary continuance. More information on the AIP will be provided to you upon your commencement in the role.

2.7

For fiscal 2011, you are eligible to receive the Target Incentive Opportunity (“2011 Target AIP”). The 2011 Target AIP, assuming a July 25th employment start date, equals to $242,102 CAD gross and in accordance with the AIP terms has been pro-rated based on your employment start date (“Your Actual 2011 AIP Award”). Should Sears not meet the targets established for a payout under the AIP for fiscal 2011 thereby rendering you ineligible to receive the 2011 Target AIP, you will receive a special incentive payment, paid in accordance with the terms of the 2011 AIP equal to 75% of the prorated (to date of hire) 2011 Target AIP (for the avoidance of doubt, this amount equals $181,576 CAD gross. In the event that Sears fiscal 2011 performance exceeds levels associated with a 75% of the 2011 Target AIP payout under the 2011 Target AIP, you shall not be eligible for a payment under this section 2.7. In order to be eligible to receive the amounts set out in this subsection 2.7, you must be actively employed on the date of payout.

For fiscal 2012, you are eligible to receive a Target Incentive Opportunity (the “2012 Target AIP”) (for the avoidance of doubt, based on $625,000 CDN (gross), the 2012 Target AIP would equal to $468,750 (“Your Actual 2012 AIP Award”)). Should Sears not meet the targets established for a payout under the AIP for fiscal 2012 thereby rendering you ineligible to receive the 2012 Target AIP, you will receive a special incentive payment, paid in accordance with the terms of the 2012 AIP equal to 30% of the 2012 Target AIP (for the avoidance of doubt, this amount equals $140,625). In the event that Sears fiscal 2012 performance exceeds levels associated with a 30% of the 2012 Target AIP payout under the 2012 AIP, you shall not be eligible for a payment under this section 2.7.

In order to be eligible to receive the amounts set out in this subsection 2.7, you must be actively employed on the date of payout. The term “actively employed” does not include any period of reasonable or statutory notice or any period of deemed employment or salary continuance.

2.8	You will be eligible to participate in the Long Term Incentive Plan (“LTIP”) for the 2011- 2013 cycle, under the terms of the LTIP which may be amended from time to time. The target payout for eligible associates is a percentage of earnings which is pre-set for each LTIP eligible position. At your level, the LTIP is designed to pay a target incentive of 200% of your base pay. Your LTIP amount will be based on your base salary in effect in the applicable fiscal year. In order to receive a payout under the LTIP, you must be actively employed on the date of payout. The term “actively employed” does not include any period of reasonable or statutory notice or any period of deemed employment or salary continuance.

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3.	SIGNING BONUS, RELOCATION, AND RETENTION

3.1	Sears will provide you a one-time signing bonus of $200,000 CDN (gross) (the “Signing Bonus”) and Sears will provide you with a one-time payment of $150,000 CDN (net) (the “Relocation Payment”), to assist you with your relocation for your move to Toronto, Ontario. The Relocation Payment will be payable upon the move of your primary residence to Toronto, Ontario, or at such earlier time to fund a down payment for you on your primary residence in Ontario. Should you resign from your employment with Sears at any time after the Effective Date and within 12 months from your relocation to Toronto, Ontario, you agree to reimburse Sears 100% of the Signing Bonus and 100% of the Relocation Payment and you authorize Sears to deduct this amount from your final pay, including but not limited to regular salary and vacation pay. Should you resign from your employment with Sears between 13 and 24 months from the date of your move to Toronto, you agree to reimburse Sears 50% of the Signing Bonus and 50% of the Relocation Payment and you authorize Sears to deduct this amount from your final pay, including but not limited to regular salary and vacation pay.

3.2	You will be provided with a one time $150,000 CDN (gross) payment to assist you with commuting from the Effective date of this Agreement.

3.3	For fiscal 2012, you will be eligible to receive a special retention bonus of $150,000 CDN (gross) reduced by the amount Your Actual 2012 AIP Award exceeds 30% of your 2012 Target AIP This retention bonus will be payable in accordance with the terms of the 2012 AIP. In order to be eligible to receive the amounts set out in this subsection 3.3, you must be actively employed on the date of payout.

3.4	At the end of fiscal 2014, you will be eligible to receive a special retention bonus of $400,000 CDN (gross) reduced by the amount of your actual 2011-2013 and your actual 2012-2014 LTIP Awards. In order to be eligible to receive the amount set out in this subsection 3.4, you must be actively employed on the date of payout.

For purposes of section 3.3 and 3.4, the term “actively employed” does not include any period of reasonable or statutory notice or any period of deemed employment or salary continuance.

3.5	You will be provided with a one time $18,000 CDN (gross) payment to assist you with the US benefit costs for you and your family.

4.	CESSATION OF EMPLOYMENT

4.1	You may resign from Sears at any time upon providing two weeks written notice, which can be waived in whole or in part by Sears.

4.2	Sears may terminate your employment at any time for cause without notice or pay in lieu of notice, in which event your participation in the Sears benefits plan, pension plan, AIP and the LTIP shall immediately cease.

4.3	Should Sears decide to terminate your employment, on a without cause basis within the first 12 months of your effective date, or before you move to Toronto, Ontario, you will receive 6 months of base pay of severance which will be subject to standard deductions.

4.4

Should Sears decide to terminate your employment, on a without cause basis after you have moved to Toronto, Ontario, and no future agreement is executed which supersedes this current agreement, you will be provided with the greater of: (i) twelve (12) months of

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base pay or (ii) 2 weeks notice (or base pay in lieu of notice or a combination thereof) for each completed year of service to a maximum of seventy eight (78) weeks of base pay (which is inclusive of all termination and severance pay to which you may be entitled in accordance with the applicable Employment Standards legislation).

Any severance payments for base pay, as determined above in Section 4.3 or 4.4, shall be made by way of salary continuance and notwithstanding any other provisions herein, Sears obligations hereunder shall be reduced on a dollar-for-dollar basis (but not below zero), by the amount, if any, of fees, salary, wages or other compensation that you earn from a subsequent employer (including those arising from self-employment) during the salary continuation period.

4.5	Upon termination of your employment with Sears for any reasons under the terms of this Agreement (whether initiated by you or Sears), you will execute a binding general release and waiver of claims in a form attached as Schedule “A” hereto, which is incorporated by reference herein. Upon payment of this amount, you shall have no claim against Sears in respect of employment for damages or otherwise, except in respect of payment of monies earned, due or owing to date of termination. Sears shall have no obligation to make the payments described in Section 4.3, or 4.4 until or unless you execute and deliver to Sears a release in the form attached hereto as Schedule “A”. Should you elect not to execute and deliver such release or should you subsequently revoke such release, you shall only be entitled to receive such notice of termination, and severance pay, if applicable, to which you are entitled pursuant to the Employment Standards legislation, as amended from time to time.

Your participation in the AIP and LTIP will cease as of the last day of active employment.

4.6	At the time your employment with Sears ceases, any vacation that, you have taken in excess of that which you have accrued to date will be deducted from any outstanding income owed to you, including but not limited to regular salary, vacation pay, termination pay and/or severance pay.

4.7	You agree to promptly return all Sears property at the time of cessation of employment for any reason.

5.	PROTECTIVE COVENANTS

5.1	In consideration of the offer set out herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, you agree to the following:

(a) Non-Disclosure and Non-Solicitation. You acknowledge and agree to be bound by the following:

i. Non-Disclosure of Sears Confidential Information. You will not, during the term of your employment with Sears or thereafter, except as Sears may otherwise consent or direct in writing, reveal or disclose, sell, use, lecture upon or publish any “Sears Confidential Information” (as defined herein) until such time as the information becomes publicly known other than as a result of its disclosure, directly or indirectly, by you.

ii. Sears Confidential Information. For purposes of this Agreement, “Sears Confidential Information” means trade secrets and non-public information which Sears designates as being confidential or which, under the circumstances, should be treated as confidential, including, without limitation, any information received in confidence or developed by Sears, its long and short term goals, vendor and supply agreements,

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databases, methods, programs, techniques, business information, financial information, marketing and business plans, proprietary software, personnel information and files, client information, pricing, and other information relating to the business of Sears that is not known generally to the public or in the industry.

iii. Non-Solicitation of Employees. During your employment with Sears and for two (2) years from the date of termination, regardless of the reason for such termination, you shall not, directly or indirectly, solicit or encourage any person to leave her/his employment with Sears or assist in any way with the hiring of any Sears employee by any future employer or other entity.

(b) Non-Competition. You acknowledge that as a result of your position at Sears you have learned or developed, or will learn or develop, Sears Confidential Information and that use or disclosure of Sears Confidential Information is likely to occur if you were to render advice or services to any Sears Competitor.

i. Therefore, should you voluntarily resign from your employment with Sears, you will not, for one (1) year from the date of your resignation, directly or indirectly, aid, assist, participate in, consult with, render services for, accept a position with, become employed by, or otherwise enter into any relationship with (other than having a passive ownership interest in or being a customer of) any Sears Competitor.

ii. For purposes of this Agreement, “Sears Competitor” means:

1. Those operations of the companies listed on Schedule B hereto, each of which you acknowledge is a Sears Competitor, whether or not it falls within the categories in subsection 4.1(b)(ii) (2), below, and further acknowledges that this is not an exclusive list of Sears Competitors and is not intended to limit the generality of subsection 4.1(b)(ii)(2), below; and

2.(A) Any party engaged in any retail business (whether in a department store, specialty store, discount store, direct marketing, or electronic commerce or other business format), that consists of selling furniture, appliances, electronics, hardware, auto parts and/or apparel products, or providing home improvement, product repair and/or home services, with combined annual revenue from operations in excess of $1 billion, (B) any vendor with combined annual gross sales of services or merchandise to Sears in excess of $200 million, or (C) a party engaged in any other line of business, in which Sears has commenced business prior to your date of resignation with Sears having annual gross sales in that line of business in excess of $100 million.

iii. You acknowledge that Sears shall have the right to modify Schedule B periodically to include (1) emergent competitors in Sears existing lines of business and (2) competitors in lines of business that are new for Sears, in each case, with your prior written consent, which consent shall not be unreasonably withheld.

(c) Compliance with Protective Covenants. You will provide Sears with such information as Sears may from time to time reasonably request to determine your compliance with this Section 4. You release Sears, its agents and employees, from all liability for any damage arising from any such contacts or communications.

(d) Necessity and Reasonableness. You agree that the restrictions set forth herein are necessary to prevent the use and disclosure of Sears Confidential Information and to otherwise protect the legitimate business interests of Sears. You further agree and acknowledge that the provisions of this Agreement are reasonable, in particular the definition of “Sears Competitor”. You further recognize and expressly acknowledge that:

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(i) the application of Section 4 and Section 5 of this Agreement will not have the effect of prohibiting you from earning a living in a satisfactory manner in the event of your resignation of employment, and (ii) Sears would be subject to an irreparable prejudice should one or several of the provisions of Section 4 and Section 5 be infringed.

6.	ONGOING OBLIGATIONS OF EMPLOYMENT

6.1	All Sears associates are required to comply with the Code of Business Conduct (the “Code”), which may be amended from time to time, and to certify their understanding and compliance in writing on an annual basis. The Code is attached for your review. Please review the Code before the start of your employment, and ensure that you get clarification if you are unclear on any requirements contained in the Code.

Additional information regarding Sears policies and procedures can be obtained on the Sears Intranet. You are encouraged to become familiar with our internal site.

6.2	As an ongoing requirement of employment with Sears, you agree:

(a)	To continue to maintain legal immigration status to work within the country in which you are, or will be, employed by Sears and to continue to meet the requirements of the applicable immigration legislation and regulations of that country;

(b)	That you understand and consent to the fact that in the course of employment, Sears will be required, from time to time, to collect, use and disclose personal information in order to administer the employment relationship;

(c)	That you understand that any information relating to Sears policies, processes, structures, operations, customers, or other associates acquired by you in the course of, or as a result of, your employment with Sears is confidential. Such information shall be treated as confidential, and may not be disclosed by you to any other person, firm or company without prior written authorization. Confidential information or material includes but is not limited to financial information, plans, strategies, corporate information, and any other information deemed “confidential”, unless such information is available to the general public or in the public domain; and

(d)	That you understand that Sears shall retain all rights attached to any of the work, products or results created, produced or manufactured by you arising out of or related to your employment. Such ownership and the sole right to obtain copyright in such property shall be vested in Sears, and Sears shall be at liberty to effect and be responsible for the registration, use, disbursement and other protection of such property as it may seem fit.

7.	GENERAL

7.1	The titles and descriptive headings of the articles of this Agreement are inserted solely for convenience, are not part of this Agreement and do not in any way limit or amplify this Agreement.

7.2	In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any Schedule hereto or any document herein, the provisions of this Agreement shall prevail.

7.3	In the event that any provision, or part thereof contained in this Agreement, or any schedule of this Agreement is prohibited or declared invalid, illegal or unenforceable by a court or other lawful authority, this Agreement and all schedules to this Agreement shall continue in force, with respect to the enforceable provisions, and all rights and remedies accrued under the enforceable provisions shall survive any such declaration.

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7.4	This Agreement and any schedules or documents incorporated by reference herein constitute the entire Agreement between Sears and you and supersedes all prior negotiations and oral and written understandings, if any.

7.5	No supplement, waiver, amendment, modification or rescission of this Agreement shall be binding unless set forth in writing and signed by Sears.

7.6	This Agreement shall ensure to the benefit and be binding upon each party and its heirs, executors, administrators, successors and permitted assigns.

7.7	This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Ontario and shall be treated in all respects as an Ontario contract. The parties submit to the jurisdiction of the Courts of Ontario with respect to any dispute, claim or other matter arising under this Agreement and the Courts of Ontario shall have exclusive jurisdiction with respect to any such dispute, claim or other matter.

7.8	You hereby represent and warrant that you are not party to or bound by the terms of any agreement with any previous employer or any other party that would prevent you from performing services for Sears. You further represent and warrant to Sears that in the performance of your duties for Sears you shall not improperly bring to Sears or use any trade secrets, confidential information or other proprietary information of any third party; and that you will not infringe the intellectual property rights of any third party.

7.9	You acknowledge that you have been given the opportunity to read, evaluate and discuss the provisions of this Agreement and the attached documents with your personal advisors and with representatives of Sears.

7.10	In consideration of accepting this agreement from Sears, you expressly authorize Sears to deduct and withhold any documented amounts owing to Sears, including but not limited to any vacation taken in excess of accrued entitlement, from any sums owing by Sears to you. You acknowledge that this paragraph constitutes a formula from which a specific amount may be calculated and is good and sufficient authorization for the purposes of all applicable legislation.

7.11	This agreement is conditional upon the successful completion of references, background checks, verification of your educational credentials and confirmation that you are legally entitled to work in Canada. In the event that the foregoing do not meet Sears standards, you understand that this agreement is terminated and that you are not entitled to notice or pay in lieu of such notice in the event of such termination of this agreement.

If the terms and conditions herein contained are acceptable, please return an executed copy of this Agreement. This Agreement is open for your acceptance until 9:00 a.m. EST on June 16, 2011, at which time, if not accepted, it shall be deemed null and void.

SEARS CANADA INC.

Dene Rogers	Steven Goldsmith
President and CEO

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Schedule A

SETTLEMENT AND RELEASE AGREEMENT

IN CONSIDERATION of the provision of the terms set out in the Letter of Termination dated              and hereto attached and other good and valuable consideration, the sufficiency of which is hereby acknowledged, I,                                 , on behalf of myself, my heirs, successors, administrators and assigns (hereinafter collectively referred to as the “Releasor”), agree to hereby release and forever discharge Sears Canada Inc., its parents, affiliates and associated companies, subsidiaries, officers, directors, employees, servants, agents and their successors and assigns, (collectively, “Sears”) jointly and severally from any and all actions, causes of actions, contracts, covenants, whether express or implied, but not limited to, any bonus claims of any nature and kind whatsoever, any vacation pay entitlements, claims and demands for damages, including any disability claims, loss of benefit claims, indemnity, costs, interest, loss or injury of every nature and kind whatsoever and howsoever arising, whether statutory or otherwise and specifically including, but not limited to, any claim under the applicable Employment Standards legislation (including but not limited to claims for wages, notice, severance, vacation pay or termination pay), Human Rights Code, Labour Relations Act, Occupational Health and Safety Act and Workplace Safety and Insurance Act, and any successor legislation, which I may heretofore have had, may now have, or may hereinafter have, in any way relating to my engagement by, hiring by, my employment with or the cessation of my engagement/employment by Sears.

I AGREE not to make any claims or demands, or commence, maintain or prosecute any action, cause or proceeding for damages, compensation, loss or any other relief whatsoever against Sears arising out of my employment with Sears or the termination of that employment. I further agree that this Settlement and Release Agreement shall operate conclusively as an estoppel and complete bar in the event of any such claim, action or proceeding, and may be plead as such, and that I will be liable to Sears for its costs and expenses, including reasonable legal fees, incurred in responding thereto. For clarity, I further agree that, as a condition of this Settlement and Release Agreement, I will take all necessary steps to ensure the withdrawal or dismissal of such claim or complaint.

I ACKNOWLEDGE AND AGREE that I shall not make any claim or demand or take any action or proceeding in connection with any matter covered by this Settlement and Release Agreement against any other person or corporation who might claim contribution or indemnity from Sears by virtue of the said claim or proceeding. I agree that if any such claim, demand, action or proceeding is made by me, Sears may raise this document as an estoppel and complete bar to any such claim, demand, action or proceeding and that I will be liable to Sears for its costs and expenses, including reasonable legal fees, incurred in responding thereto.

AND FOR THE SAID CONSIDERATION, I hereby confirm that I have considered whether I have any possible claim against Sears in respect of the applicable Human Rights Code, and confirm that I either have no such claim or that this Settlement and Release Agreement expressly compensates me for any such claim and that I seek no further right or remedy in respect of any possible claim.

I AGREE that the terms and conditions of this Settlement and Release Agreement are confidential and I undertake not to divulge or communicate its contents, in whole or in part, directly or indirectly, to anyone other than to receive professional advice.

I AGREE that in the event I should file any legal complaint with respect to the cessation of my employment with Sears contemplated hereunder, I will immediately reimburse Sears for any and all consideration provided pursuant to this Settlement and Release Agreement.

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I AGREE not to, at any time, publicly comment in any adverse fashion, whether verbally or in writing, about any Sears present or former employees, officers, or directors.

I ACKNOWLEDGE AND AGREE to indemnify and save harmless Sears from any and all claims or demands under the Income Tax Act of Canada, the Income Tax Act of the applicable Province the Canada Pension Plan, the Employment Insurance Act of Canada, including any regulations made under the Employment Insurance Act, and any other statute or regulations for or in respect of any failure on Sears to withhold income tax, Canada Pension Plan premiums, employment insurance premiums or benefit overpayments or any other tax premium, payment of levy from all or any part of the consideration and any interest or penalties relating to the failure to withhold any costs or expenses incurred in defending such claims or demands.

I ACKNOWLEDGE AND AGREE that during my employment I acquired confidential information which is the exclusive property of the Sears which I shall not use in any manner without the express written permission of Sears. I recognize that all material and information that has been disclosed to me during my employment is confidential information that could be used to the detriment of the Sears. As such, I will fulfill my obligations to hold confidential the information I received during my employment with Sears. I acknowledge and agree that the requirement to keep confidential the information acquired by me during my employment is reasonable and necessary for the protection of Sears.

I ACKNOWLEDGE AND AGREE that the giving of the consideration herein is not deemed to be any admission of liability on the part of Sears and, in fact, liability is expressly denied.

I ACKNOWLEDGE AND AGREE that in the event that any provision of this Settlement and Release Agreement is deemed void, invalid or unenforceable by a court of competent jurisdiction, the remaining provisions shall remain in full force and effect.

THIS SETTLEMENT AND RELEASE AGREEMENT has been made in, and shall be construed in accordance with the laws of the Province of Ontario, and shall enure to the benefit of, and be binding upon me and my heirs, executors, administrators, legal and personal representatives, successors, and assigns.

I DECLARE THAT I fully understand the terms of this Settlement and Release Agreement and have had the opportunity to obtain independent legal advice prior to executing this document, and that I have signed this document freely, voluntarily and without constraint. I voluntarily accept the consideration offered for the purpose of making full and final compromise and settlement of all claims as noted above.

IN WITNESS WHEREOF I have executed this Settlement and Release Agreement at                             ,

DATE:                                                      , 2011 SIGNED, SEALED AND DELIVERED IN THE PRESENCE OF:

Associate Name	WITNESS

Print name:	Print name:

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Schedule B

The following companies (including in each case subsidiaries controlled by the company and successors to the business of the company):

Hudson’s Bay Company (Hbc) (including the Zellers Inc. and Home Outfitters divisions), Canadian Tire Corporation Limited, Wal-Mart Canada Corporation, Best Buy Canada Ltd., Gap Inc. (including the Banana Republic and Old Navy divisions), Office Depot Inc., InterTAN Canada Ltd.(currently doing business as “The Source by Circuit City”), The Home Depot Inc., Le Group RONA Inc. (RONA), Home Hardware Stores Limited, Reitmans (Canada) Limited, Loblaw Companies Limited, Staples, The Business Depot, Ltd, Lowes, Target Corporation, Kohl’s, Shoppers Drug Mart.

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